Exhibit 99.1

FERRARI TO ANNOUNCE SECOND QUARTER 2021 FINANCIAL RESULTS ON AUGUST 2

Maranello (Italy), July 19, 2021 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announced today that its financial results for the second quarter of 2021 will be released on Monday, August 2, 2021.

A live audio webcast and conference call of the 2021 Q2 results will begin at 2:00 p.m. BST / 3:00 p.m. CEST / 9:00 a.m. EDT on Monday, August 2.

Details for accessing this presentation will be available in the Investors section of Ferrari’s corporate website at http://corporate.ferrari.com prior to the event. Please note that registering in advance is required to access the conference call details. For those unable to participate in the live session, a replay will remain archived on Ferrari’s corporate website (http://corporate.ferrari.com) for two weeks after the call.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977